FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13ª-16 or 15d-16 of the
Securities Act of 1934

For the month of May 2002

Mexico Mining Group, S.A. de C.V.
(Translation of Registrant's name into English)

Grupo Minero México, S.A. DE C.V.
Baja California 200
Col. Roma Sur
06760 México, D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F of Form 40-F

Form 20-F X FORM 40-F ___

Indicate by check mark whether the registrant by furnish the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934

Yes: ___ No X

If "yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________________

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO MINERO MEXICO, S.A. DE C.V.

Date: May 22, 2002

By: ______________________

Name: Daniel Tellechea Salido

Title: Managing Director, Finance

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2002

A S S E T S

	2002	2001
CURRENT ASSETS :		
Cash and marketable securities	$ 548,011	$ 292,882
Notes and accounts receivable		
Trade, net	851,194	985,254
Affiliated companies	3,028,492	1,506,592
Recoverable taxes	312,844	325,458
Other	127,203	134,850
	4,319,733	2,952,154
Inventories of primary and secondary metals and byproducts	792,295	1,580,450
Materials and supplies,	1,038,780	1,190,462
Prepaid expenses and other	44,342	23,785
Total current assets	6,743,161	6,039,733
AFFILIATED COMPANIES LONG TERM	7,191,388	8,141,791
OTHER ASSETS :		
Deferred charges, net	2,078,685	1,804,811
Share in trust and others	491,195	974,783
	2,569,880	2,779,594
PROPERTY AND EQUIPMENT, net	28,752,761	30,015,754
INVESTMENTS IN SHARES OF ASSOCIATED AND OTHER UNCONSOLIDATED COMPANIES	5,836	6,035
GOODWILL, NET	120,618	146,546
	$ 45,383,644	$ 47,129,453

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES :		
Notes and interest payable	$ 1,655,847	$ 1,884,208
Accounts payable and accrued liabilities	2,138,961	1,370,905
Affiliated companies	500,106	234,902
Income tax, asset tax and employee profit sharing	85,433	144,745
Total current liabilities	4,380,347	3,634,760
LONG-TERM DEBT	10,401,455	11,019,638
DEFERRED INCOME TAXES	7,124,993	8,062,209
RESERVE FOR VOLUNTARY RETIREMENT, PENSIONS, SENIORITY PREMIUMS AND MEDICAL SERVICES	272,490	177,079
AFFILIATED COMPANIES LONG TERM	517,184	234,920
Total liabilities	22,696,469	23,128,606
STOCKHOLDERS' EQUITY :		-
Capital stock	11,259,636	11,259,636
Additional paid-in capital	21,498	21,498
Retained earnings	37,577,441	38,461,162
Cumulative effect of deferred income taxes	(8,253,206)	(8,253,206)
Cumulative effect of restatement	(18,741,694)	(18,328,647)
Total majority stockholders' equity	21,863,675	23,160,443
Minority interest	823,500	840,404
Total stockholders' equity	22,687,175	24,000,847
	$ 45,383,644	$ 47,129,453

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2002

	2002	%	2001	%
NET SALES	1,867,772	100	2,642,966	100
COST OF SALES	1,459,782	78	1,903,699	72
	407,990	22	739,267	28
OPERATING EXPENSES:				
Administrative expenses	86,784	5	114,384	5
Depreciation and amortization	405,250	22	399,551	15
OPERATING (LOSS) INCOME	(84,044)	(4)	225,332	9
INTEGRAL COST OF FINANCING:				
Interest expense, net	57,029	3	111,751	3
Exchange gain, net	(90,651)	(5)	(28,177)	(1)
Gain on monetary position	(129,966)	(7)	(55,009)	(2)
	(163,588)	(9)	28,565	1
OTHER (EXPENSES) INCOME, net	(3,906)	(1)	34,756	1
Income before provisions	75,638	4	231,523	9
PROVISIONS FOR:				
Income taxes	5,497	0	2,278	0
Deferred tax	(3,215)	0	86,725	3
Asset tax	32,441	2	26,158	1
Employee profit sharing	1,582	0	14,462	1
	36,305	2	129,623	5
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES	0	0	6	0
Consolidated net income for the periods	**39,333**	2	**101,906**	4
ALLOCATION OF CONSOLIDATED NET INCOME (LOSS):				
Minority interest	(845)	0	6,509	0
Majority interest	40,178	2	95,397	4
	39,333	2	**101,906**	4

	2002	2001
Average realized copper price (cts. pound)	75.00	86.00
Average realized zinc price (cts. pound)	39.00	50.00
Exports	54.76%	59.34%
Ratio of EBITDA to interest expense	1.13	2.53
Inflation rate	4.66%	7.17%
Devaluation rate (average)	(5.97%)	3.07%
Earnings per share	0.06	0.15
Number of shares	650,161,917	650,161,917

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS 1st. 4th. QUARTER, 2001 AND 1st. QUARTER 2002
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2002

	2001				2002	
	QTR. 1	%	QTR. 4	%	QTR. 1	%
NET SALES	2,642,966	100	2,077,856	100	1,867,772	100
COST OF SALES	1,903,699	72	2,503,079	120	1,459,782	78
	739,267	28	(425,223)	(20)	407,990	22
OPERATING EXPENSES:						
Administrative expenses	114,384	5	93,707	5	86,784	5
Depreciation and amortization	399,551	15	486,492	23	405,250	22
OPERATING INCOME (LOSS)	225,332	9	(1,005,422)	(48)	(84,044)	(4)
INTEGRAL COST OF FINANCING:						
Interest expense,net	111,751	3	133,167	6	57,029	3
Exchange (gain) loss, net	(28,177)	(1)	(131,193)	(6)	(90,651)	(5)
Gain on monetary position	(55,009)	(2)	37,804	2	(129,966)	(7)
	28,565	1	39,778	2	(163,588)	(9)
OTHER INCOME (EXPENSES), net	34,756	1	25,942	1	(3,906)	(1)
Income (loss) before provisions	231,523	9	(1,019,258)	(49)	75,638	4
PROVISIONS FOR:						
Income taxes	2,278	0	2,034	0	5,497	0
Deferred tax	86,725	3	(453,552)	(22)	(3,215)	0
Asset tax	26,158	1	18,070	1	32,441	2
Employee profit sharing	14,462	1	1,654	0	1,582	0
	129,623	5	(431,794)	(21)	36,305	2
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES	6	0	0	0	0	0
Consolidated net income (loss) for the period	**101,906**	4	**(587,464)**	(28)	**39,333**	2
ALLOCATION OF CONSOLIDATED NET INCOME (LOSS):						
Minority interest	6,509	0	(12,785)	0	(845)	0
Majority interest	95,397	4	(574,679)	(28)	40,178	2
	101,906	4	**(587,464)**	(28)	**39,333**	2

	2001 QTR. 1	2001 QTR. 4	2002 QTR. 1
Average realized copper price (cts. pound)	86.00	69.00	75.00
Average realized zinc price (cts. pound)	50.00	41.00	39.00
Exports	59.34%	55.27%	54.76%
*LTM Ratio of EBITDA to interest expense	2.53	1.39	1.13
LTM inflation rate	7.17%	4.40%	4.66%
LTM devaluation rate	3.07%	(1.26%)	(5.97%)
Earnings per share	0.15	(0.88)	0.06
Number of shares	650,161,917	650,161,917	650,161,917

*Last twelve months

GRUPO MINERO MEXICO, S.A. DE C.V.

SALES

ACUMULATED AS OF MARCH 31st, 2002 AND 2001

CONCEPT		REAL 2002	REAL 2001	VARIATION	%
VOLUME					
GOLD	(Kg)	178	393	(215)	(55)
SILVER	(Kg)	105,831	140,948	(35,117)	(25)
LEAD	(TONS)	7,242	6,703	539	8
COPPER	(TONS)	84,219	82,627	1,592	2
ZINC	(TONS)	25,899	25,966	(67)	(0)
ZINC CONTAINED IN CONCENTRATES	(TONS)	7,704	9,599	(1,895)	(20)
COPPER CONTAINED IN CONCENTRATES	(TONS)	(2,180)	5,967	(8,147)	(137)
LEAD CONTAINED IN CONCENTRATES	(TONS)	0	(1)	1	(100)
THOUSANDS OF MEXICAN PESOS EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY AS OF MARCH 31st, 2002.					
GOLD	1%	15,459	34,730	(19,271)	(55)
SILVER	8%	140,665	198,794	(58,129)	(29)
LEAD	2%	32,687	32,631	56	0
COPPER	68%	1,278,102	1,597,452	(319,350)	(20)
ZINC	11%	205,468	291,465	(85,997)	(30)
ZINC CONTAINED IN CONCENTRATES	3%	59,610	91,720	(32,110)	(35)
COPPER CONTAINED IN CONCENTRATES	(2%)	(29,808)	120,447	(150,255)	(125)
LEAD CONTAINED IN CONCENTRATES	0%	0	(13)	13	(100)
OTHERS	9%	165,589	275,740	(110,151)	(40)
TOTAL	100%	1,867,772	2,642,966	(775,194)	(29)
TOTAL THOUSANDS DOLLARS	100%	201,577	248,717	(47,140)	(19)

% OF CONTRIBUTION PER COMPANY

	VARIATION IN SALES 2002/2001		% OF PARTICIPATION TOTAL SALES 2002
	PESOS	DOLLARS	PESOS
MEXCOBRE	(21%)	(27%)	68%
I.M.M.S.A.	(25%)	(9%)	23%
MEXCANANEA	(7%)	18%	10%
GRUPO MINERO MEXICO	(29%)	(19%)	100%

GRUPO MINERO MEXICO, S.A. DE C.V.

SALES

ACUMULATED AS OF MARCH 31st, 2002 AND 2001

EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY AS OF MARCH 31st, 2002.

(THOUSANDS OF MEXICAN PESOS)

CONCEPT	REAL 2002	REAL 2001	VARIATION	%
GRUPO MINERO MEXICO				
GOLD	**15,459**	**34,730**	**(19,271)**	**(55)**
SILVER	**140,665**	**198,794**	**(58,129)**	**(29)**
LEAD	**32,687**	**32,631**	**56**	**0**
COPPER	**1,278,102**	**1,597,452**	**(319,350)**	**(20)**
ZINC	**205,468**	**291,465**	**(85,997)**	**(30)**
ZINC CONTAINED IN CONCENTRATES	**59,610**	**91,720**	**(32,110)**	**(35)**
COPPER CONTAINED IN CONCENTRATES	**(29,808)**	**120,447**	**(150,255)**	**(125)**
LEAD CONTAINED IN CONCENTRATES	**0**	**(13)**	**13**	**(100)**
OTHERS	**165,589**	**275,740**	**(110,151)**	**(40)**
TOTAL	**1,867,772**	**2,642,966**	**(775,194)**	**(29)**
MEXCOBRE				
GOLD	17,682	19,679	(1,997)	(10)
SILVER	92,048	72,095	19,953	28
COPPER	2,436	4,122	(1,686)	(41)
ELECTROLYTIC CATHODIC COPPER	674,234	625,801	48,433	8
ELECTROWON CATHODIC COPPER	38,092	79,810	(41,718)	(52)
COPPER RODS	463,191	688,541	(225,350)	(33)
COPPER CONTAINED IN CONCENTRATES	(29,333)	80,457	(109,790)	(136)
MOLYBDENUM	49,074	84,260	(35,186)	(42)
OTHERS	22,544	35,885	(13,341)	(37)
SUBTOTAL	**1,329,968**	**1,690,650**	**(360,682)**	**(21)**
INTERCOMPANY SALES	69,407	15,968	53,439	335
TOTAL	**1,260,561**	**1,674,682**	**(414,121)**	**(25)**
IMMSA / MIMENOSA				
GOLD	16,880	25,504	(8,624)	(34)
SILVER	148,179	169,181	(21,002)	(12)
LEAD	32,687	32,631	56	0
COPPER	64,940	80,766	(15,826)	(20)
ZINC	186,363	240,869	(54,506)	(23)
ZINC CONTAINED IN CONCENTRATES	59,610	91,720	(32,110)	(35)
COPPER CONTAINED IN CONCENTRATES	30,457	51,835	(21,378)	(41)
LEAD CONTAINED IN CONCENTRATES	0	(13)	13	(100)
OTHERS	105,859	166,367	(60,508)	(36)
SUBTOTAL	**644,975**	**858,860**	**(213,885)**	**(25)**
INTERCOMPANY SALES	221,128	45,209	175,919	389
TOTAL	**423,847**	**813,651**	**(389,804)**	**(48)**
MEXCANANEA				
GOLD	0	963	(963)	(100)
SILVER	4,271	8,458	(4,187)	(50)
COPPER CATHODES	207,195	155,621	51,574	33
COPPER CONTAINED IN CONCENTRATES	286,189	368,849	(82,660)	(22)
SUBTOTAL	**497,655**	**533,891**	**(36,236)**	**(7)**
INTERCOMPANY SALES	314,291	379,258	(64,967)	(17)
TOTAL	**183,364**	**154,633**	**28,731**	**19**

GRUPO MINERO MEXICO, S.A. DE C.V.

SALES VOLUME

ACUMULATED AS OF MARCH 31st, 2002 AND 2001

(METRIC TONS)

CONCEPT	REAL 2002	REAL 2001	VARIATION	%
GRUPO MINERO MEXICO				
GOLD (Kg)	**178**	**393**	**(215)**	**(55)**
SILVER (Kg)	**105,831**	**140,948**	**(35,117)**	**(25)**
LEAD	**7,242**	**6,703**	**539**	**8**
COPPER	**84,219**	**82,627**	**1,592**	**2**
ZINC	**25,899**	**25,966**	**(67)**	**(0)**
ZINC CONTAINED IN CONCENTRATES	**7,704**	**9,599**	**(1,895)**	**(20)**
COPPER CONTAINED IN CONCENTRATES	**(2,180)**	**5,967**	**(8,147)**	**(137)**
LEAD CONTAINED IN CONCENTRATES	**0**	**(1)**	**1**	**(100)**
MEXCOBRE				
GOLD (Kg)	207	231	(24)	(10)
SILVER (Kg)	69,872	50,444	19,428	39
COPPER	215	246	(31)	(13)
ELECTROLYTIC CATHODIC COPPER	33,409	34,851	(1,442)	(4)
ELECTROWON CATHODIC COPPER	2,675	4,175	(1,500)	(36)
COPPER RODS	30,416	34,444	(4,028)	(12)
COPPER CONTAINED IN CONCENTRATES	(2,096)	4,117	(6,213)	(151)
MOLYBDENUM	848	1,811	(963)	(53)
IMMSA/MIMENOSA				
GOLD (Kg)	197	285	(88)	(31)
SILVER (Kg)	104,798	119,723	(14,925)	(12)
LEAD	7,242	6,703	539	8
COPPER	4,256	4,361	(105)	(2)
ZINC	24,130	22,617	1,513	7
ZINC CONTAINED IN CONCENTRATES	7,704	9,599	(1,895)	(20)
COPPER CONTAINED IN CONCENTRATES	2,144	2,492	(348)	(14)
LEAD CONTAINED IN CONCENTRATES	0	(1)	1	(100)
MEXCANANEA				
GOLD (Kg)	0	11	(11)	(100)
SILVER (Kg)	3,249	6,162	(2,913)	(47)
COPPER CATHODES	14,894	8,480	6,414	76
COPPER CONTAINED IN CONCENTRATES	19,603	20,900	(1,297)	(6)

MEXICANA DE COBRE, S.A. DE C.V.

COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS

ACUMULATED AS OF MARCH 31st, 2002 AND 2001

CONCEPT		REAL 2002	REAL 2001	VARIATION	%
MINE					
PERFORATION (METERS)		69,428	108,885	(39,457)	(36%)
ORE (000 MT)		**5,535**	**8,205**	**(2,670)**	**(33%)**
ORE GRADE	%	**0.518**	**0.509**	**0.009**	**2%**
LEACH ORE (000 MT)		5,277	5,150	127	2%
ORE GRADE	%	0.247	0.223	0.024	11%
WASTE (000 MT)		3,497	7,777	(4,280)	(55%)
STRIPPING RATIO W/(O+L)		0.32	0.58	(0.26)	(45%)
STRIPPING RATIO (L+W)/O		1.59	1.58	0.01	1%
MATERIAL MOVED (000 MT)		**14,309**	**21,132**	**(6,823)**	**(32%)**
CONCENTRATOR RECOVERY	%	**80.38**	**83.49**	**(3.11)**	**(4%)**
CONCENTRATOR					
CONCENTRATES PRODUCED		85,072	118,773	(33,701)	(28%)
COPPER CONTAINED RECOVERED		**23,468**	**34,782**	**(11,314)**	**(33%)**
GRADES					
COPPER IN CONCENTRATES PRODUCED	%	27.59	29.28	(1.69)	(6%)
POUNDS OF COPPER PRODUCED		**51,738,149**	**76,680,344**	**(24,942,195)**	**(33%)**
SILVER CONTAINED IN CONCENTRATES	KGS.	11,241	14,866	(3,625)	(24%)
GOLD CONTAINED IN CONCENTRATES	KGS.	31	34	(3)	(9%)
MOLLY CONTAINED PRODUCED		827	1,760	(933)	(53%)
SX-EW PLANTS					
COPPER CATHODES PRODUCED		**3,623**	**5,153**	**(1,530)**	**(30%)**
POUNDS OF COPPER PRODUCED	**LBS**	**7,988,299**	**11,359,558**	**(3,371,259)**	**(30%)**
SMELTER					
CONCENTRATES PURCHASED		97,056	77,478	19,578	25%
CONCENTRATES SMELTED		193,664	248,033	(54,369)	(22%)
TOTAL SMELTED		281,249	336,002	(54,753)	(16%)
COPPER CONTAINED		85,954	102,784	(16,830)	(16%)
COPPER RECOVERED	%	97.21	97.50	(0.29)	(0%)
PRODUCTION IN MT					
COPPER ANODES		**66,884**	**83,975**	**(17,091)**	**(20%)**
POUNDS OF COPPER PRODUCED		**146,207,389**	**183,604,647**	**(37,397,258)**	**(20%)**
SULFURIC ACID PRODUCED		197,350	257,900	(60,550)	(23%)
SILVER CONTAINED IN ANODES PRODUCED	KGS.	83,499	70,957	12,542	18%
GOLD CONTAINED IN ANODES PRODUCED	GRS.	270,514	366,147	(95,633)	(26%)
REFINERY					
COPPER CATHODES PRODUCED		**60,805**	**68,366**	**(7,561)**	**(11%)**
POUNDS OF COPPER PRODUCED	**LBS**	**134,051,818**	**150,721,378**	**(16,669,560)**	**(11%)**
ROD PLANT					
COPPER RODS PRODUCED		**29,220**	**33,653**	**(4,433)**	**(13%)**
POUNDS OF COPPER PRODUCED	**LBS**	**64,416,309**	**74,191,172**	**(9,774,863)**	**(13%)**
PRECIOUS METALS PLANT					
GOLD REFINED	**Oz.**	**7,979**	**7,409**	**570**	**8%**
SILVER REFINED	**Oz.**	**2,194,471**	**7,848,179**	**(5,653,708)**	**(72%)**
TOTAL CONTAINED COPPER PRODUCED	**T.M.S.**	**51,478**	**71,073**	**(19,595)**	**(28%)**

INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE

SUMMARY OF PRODUCTION OF MINES AND PLANTS

ACUMULATED AS OF MARCH 31st, 2002 AND 2001

(METRIC TONS)

CONCEPT	REAL 2002	REAL 2001	VARIATION	%
MINES				
MINES				
MILLED TONS	1,149,235	1,430,492	(281,257)	(20)
CONCENTRATES				
ZINC	61,775	66,539	(4,764)	(7)
LEAD	10,418	13,835	(3,417)	(25)
COPPER	20,008	23,333	(3,325)	(14)
CONTENTS				
ZINC	33,738	35,635	(1,897)	(5)
LEAD	5,957	7,518	(1,561)	(21)
COPPER	4,538	5,413	(875)	(16)
SILVER (KGS.)	92,617	102,595	(9,978)	(10)
GOLD (KGS.)	64.390	64.590	(0.200)	(0)
PLANTS				
SAN LUIS COPPER SMELTER				
GOLD (KGS.)	249	391	(142)	(36)
SILVER (KGS.)	75,738	87,857	(12,119)	(14)
COPPER BLISTER	5,683	5,805	(122)	(2)
ARSENIC	461	556	(95)	(17)
SAN LUIS ZINC REFINERY				
GOLD (KGS.)	0	1	(1)	(100)
SILVER (KGS.)	3,078	3,095	(17)	(1)
ZINC REFINED	22,116	21,866	250	1
SULFURIC ACID	37,927	34,937	2,990	9
CADMIUM	156	138	18	13
TOLLING				
GOLD (KGS.)	41	41	0	0
SILVER (KGS.)	41,934	48,693	(6,759)	(14)
LEAD	4,623	7,746	(3,123)	(40)
COAL PLANT				
COKE	21,709	21,976	(267)	(1)
COAL	349,096	598,859	(249,763)	(42)

MEXICANA DE CANANEA, S.A. DE C.V.

COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS

ACUMULATED AS OF MARCH 31st, 2002 AND 2001'

CONCEPT		REAL 2002	REAL 2001	VARIATION	%
MINE					
PERFORATION (METERS)		211,590	149,180	62,410	42%
ORE (000 MT)		**4,984**	**5,456**	**(472)**	**(9%)**
ORE GRADE	**%**	**0.530**	**0.501**	**0.029**	**6%**
LEACH ORE (000 MT)		7,115	8,009	(894)	(11%)
ORE GRADE	%	0.253	0.240	0.013	5%
WASTE (000 MT)		15,662	10,373	5,289	51%
STRIPPING RATIO W/(O+L)		1.29	0.77	0.52	68%
STRIPPING RATIO (L+W)/O		4.57	3.37	1.20	36%
MATERIAL MOVED (000 MT)		**27,761**	**23,838**	**3,923**	**16%**
CONCENTRATOR RECOVERY	**%**	**79.53**	**81.68**	**(2.15)**	**(3%)**
CONCENTRATOR					
CONCENTRATES PRODUCED		81,664	83,178	(1,514)	(2%)
COPPER CONTAINED RECOVERED		**20,988**	**22,253**	**(1,265)**	**(6%)**
GRADES					
COPPER IN CONCENTRATES PRODUCE	%	25.70	26.80	(1.10)	(4%)
POUNDS OF COPPER PRODUCED		**46,271,658**	**49,059,991**	**(2,788,333)**	**(6%)**
SILVER CONTAINED IN CONCENTRATE	KGS.	6,405	7,997	(1,592)	(20%)
GOLD CONTAINED IN CONCENTRATES	KGS.	60	89	(29)	(33%)
SX-EW PLANTS					
COPPER CATHODES PRODUCED		**11,774**	**8,501**	**3,273**	**39%**
POUNDS OF COPPER PRODUCED	**LBS**	**25,957,234**	**18,741,294**	**7,215,940**	**39%**
TOTAL CONTAINED COPPER PRODUCED	**T.M.S.**	**31,377**	**29,128**	**2,249**	**8%**

MEXICANA DE COBRE / MEXICANA DE CANANEA

COMPARATIVE SUMMARY OF PRODUCTION COST
ACUMULATED AS OF MARCH 31st, 2002 AND 2001

MEXICANA DE COBRE	US DOLLARS			
	REAL 2002	REAL 2001	VARIATION	%
MINE-CONCENTRATOR				
COST PER MT MINED	0.55	0.53	0.02	4%
COST PER MT MILLED	3.37	3.50	(0.13)	(4%)
TOTAL PRODUCTION COST (000)	19,017	28,641	(9,624)	(34%)
SX-EW PLANTS				
COST PER MT OF CATHODES PRODUCED	436.39	414.06	22.33	5%
TOTAL PRODUCTION COST (000)	1,581	2,134	(553)	(26%)
SMELTER				
COST PER MT OF ANODES PRODUCED	202.89	221.31	(18.42)	(8%)
TOTAL PRODUCTION COST (000)	13,570	18,584	(5,014)	(27%)
REFINERY				
COST PER MT OF ANODES PRODUCED	44.73	46.61	(1.88)	(4%)
TOTAL PRODUCTION COST (000)	2,720	3,187	(467)	(15%)
ROD PLANT				
COST PER MT OF ROD PRODUCED	49.35	53.07	(3.72)	(7%)
TOTAL PRODUCTION COST (000)	1,442	1,786	(344)	(19%)
PRECIOUS METALS PLANT				
COST PER MT OF SLIMES PROCESSED	2,766.25	2,521.07	245.18	10%
TOTAL PRODUCTION COST (000)	851	668	183	27%
TOTAL PRODUCTION COST (000)	**39,181**	**55,000**	**(15,819)**	**(29%)**

	US CENTS PER POUND OF Cu PRODUCED			
MINE-CONCENTRATOR	36.7	37.3	(0.6)	(2%)
SX-EW PLANTS	19.8	18.8	1.0	5%
SMELTER	9.3	10.1	(0.8)	(8%)
REFINERY	2.0	2.1	(0.1)	(5%)
ROD PLANT	2.2	2.4	(0.2)	(8%)

MEXICANA DE CANANEA	US DOLLARS			
	REAL 2002	REAL 2001	VARIATION	%
MINE-CONCENTRATOR				
COST PER MT MINED	0.71	0.84	(0.13)	(15%)
COST PER MT MILLED	3.66	4.82	(1.16)	(24%)
TOTAL PRODUCTION COST (000)	18,225	26,205	(7,980)	(30%)
SX-EW PLANTS				
COST PER MT OF CATHODES PRODUCED	396.13	459.39	(63.26)	(14%)
TOTAL PRODUCTION COST (000)	4,664	3,905	759	19%
TOTAL PRODUCTION COST (000)	**22,889**	**30,110**	**(7,221)**	**(24%)**

	US CENTS PER POUND OF Cu PRODUCED			
MINE-CONCENTRATOR	39.4	53.4	(14.0)	(26%)
SX-EW PLANTS	18.0	20.8	(2.8)	(13%)

INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE

COST OF PRODUCTION

ACUMULATED AS OF MARCH 31st, 2002 AND 2001

(US DOLLARS)

CONCEPT	REAL 2002	REAL 2001	VARIATION	%
COST PER MT MILLED				
CHARCAS	16.99	17.50	(0.51)	(3)
SAN MARTIN	18.65	18.89	(0.24)	(1)
TAXCO	25.92	23.07	2.85	12
SANTA BARBARA	16.76	16.38	0.38	2
AVERAGE COST	**18.62**	**18.79**	**(0.17)**	**(1)**
TOTAL PRODUCTION COST-MINES (000)	**21,403**	**26,883**	**(5,480)**	**(20)**
COST PER MT PROCESSED				
SAN LUIS COBRE (BLISTER)	630.48	650.62	(20.14)	(3)
SAN LUIS ELECTROLITIC (Zn)	389.13	488.50	(99.37)	(20)
NUEVA ROSITA (COKE) *	100.97	102.24	(1.27)	(1)
TOTAL PRODUCTION COST-PLANTS (000)	**17,932**	**23,640**	**(5,708)**	**(24)**
TOTAL PRODUCTION COST IMM (000)	**39,335**	**50,523**	**(11,188)**	**(22)**

* COST PER MT OF PRODUCED COKE

GRUPO MINERO MEXICO

METALS INVENTORY

		MARCH 31st 2002	MARCH 31st 2001	VARIATION %
GOLD	**(KG)**			
CONCENTRATE		77	136	(43)
IN PROCESS		313	453	(31)
FINISHED		117	16	631
TOTAL		**507**	**605**	**(16)**
SILVER	**(KG)**			
CONCENTRATE		29,445	40,893	(28)
IN PROCESS		241,001	285,162	(15)
FINISHED		25,930	2,692	863
TOTAL		**296,376**	**328,747**	**(10)**
LEAD	**(TON)**			
CONCENTRATE		519	2,911	(82)
IN PROCESS		12,111	23,837	(49)
FISNISHED		0	0	0
TOTAL		**12,630**	**26,748**	**(53)**
COPPER	**(TON)**			
CONCENTRATE		5,428	14,715	(63)
IN PROCESS		20,668	30,746	(33)
FINISHED		11,568	9,424	23
TOTAL		**37,664**	**54,885**	**(31)**
ZINC	**(TON)**			
CONCENTRATE		10,596	12402	(15)
IN PROCESS		6,694	8,187	(18)
FINISHED		4,248	2,707	57
TOTAL		**21,538**	**23,296**	**(8)**
TOTAL GROUP (THOUSANDS OF MEXICAN PESOS)		**792,295**	**1,580,450**	**(50)**

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Explanation added for translation into English:

The accompanying financial statements have been translated into English for use outside of México. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

1 Description of business and significant events:

The operating companies making up Grupo Minero México, S.A. de C.V. and Subsidiaries ("the Company or GMM") are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals and the mining of coal. The Company is a 98.66%-owned indirect subsidiary of Grupo México, S.A. de C.V. ("GMEXICO").

Impact of metal prices on the Company's operation-

During fiscal 2001, the Company introduced a series of actions in its mining operations as a result of weak demand and the accumulation of world inventories of industrial products caused by the global economic deceleration that worsened the Company's situation even more due to the downward adjustments in the prices of the different metals it produces and sells.

In 2001, the Company's annual consolidated sales fell by $3,276 million, or 26.8% with respect to 2000. This was due mainly to the decrease in both the prices of copper, zinc silver, and molybdenum (by approximately 13%, 22%, 12% and 9%, respectively) and demand. Consequently, during the year the Company adopted a strategy consisting of prioritizing cost reduction over an increase in production volumes in all of its mining operations. To this end, the following steps were taken: a) complete shut-down of nonprofitable operations in three mining units of the subsidiary, Industrial Minera México, S.A. de C.V., resulting in a significant reduction of personnel and the recognition of $234.8 million in the results of the year for expenses incurred in connection with the "Bolaños" exploration project, because of this project's low profitability according to the corresponding feasibility studies; b) adjusting mining plans and; c) making the production process more efficient to improve the production cost per pound of copper, mainly by adapting the smelting plants and refineries to current industry standards, resulting in significantly lower smelting and refining charges, with the consequential reduction in mineral purchases from third parties to be processed at the Company's plants. Consequently, operating cost savings of approximately $1,478.6 million were obtained as compared to the previous year.

Renegotiation of long-term debt and compliance with contractual restrictions-

The above notwithstanding, due to prevailing price conditions in worldwide metal markets, reduced demand and the strength of the Mexican peso with respect to the US dollar, which affected almost 70% of the Company's production that is export-oriented, the Company was unable to comply with some contractual commitments established in its loan agreements. Therefore, the Company started a debt renegotiation process with its creditors, in order to align the terms and conditions of the loan agreements with the Company's current needs and current market conditions. Management expects to reach a solution satisfactory for both parties by the end of 2002.

Despite the difficult challenges faced by the Company during 2001, management believes that the strategy of fostering efficiency and reducing costs rather than increasing production volumes is appropriate and is confident that the favorable savings obtained, together with a swift restructuring of its debt, will help the Company overcome this difficult stage of one of the most extreme economic cycles in decades, particularly for cooper and zinc, and be in a position to take advantage of the recovery of the markets and the resumed growth of the world economy in the near future.

Financial statement presentation-

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and that assets will be realized and liabilities settled in the ordinary course of business.

Capitalization of lixiviable material-

During the last three years, Mexicana de Cananea, S.A. de C.V. conducted major drilling studies and metallurgic testing to better locate copper deposits and also to obtain greater yields from their exploitation. According to these studies, the Mexicana de Cananea, S.A. de C.V. mine has large quantities of material known as "chalcocite", which render greater benefits when processed through the hydrometallurgic process know as "lixiviation". In order to carry out the lixiviation process, during the year the Company had to accumulate large quantities of lixiviable material in sites known as "leaching dumps", to extract the copper contents through irrigation, filtering and electrolysis processes. According to these studies, copper can also be recovered through the lixiviation process over approximately five to eight years ("estimated usefull life of the leaching dumps"). The amortization of the capitalized costs was determined base on the individual depletion of the leaching dumps. As of December 31, 2001, the amount capitalized for this concept was $503,330. In the past, the cost of extracting materials was included as part of the cost of materials extracted along the mining process not having any copper content ("stripping costs") and amortized based on the annual reduction of the established mineral reserves ("depletion"). Had the Company continued to apply this procedure, an aggregate $343,368 would have been capitalized as stripping costs.

Corporate restructuring of GMEXICO-

In 2000 GMEXICO carried out a corporate restructuring to internationalize its mining division, which operates in three different regions: Mexico, Peru and the United States.

The objectives of the corporate restructuring were as follows:

1 To create a structure that would allow undertaking the globalization of the Group's mining division,
2 To reduce the "country risk" financial cost that applies to financing obtained by the Group,
3 To have access to better alternatives in the capital markets, and
4 To improve share liquidity

In designing the restructuring process, GMEXICO planned to:

(a) Maintain the tax consolidation of the former Grupo México (currently Minera México, S.A. de C.V.),
(b) Separate the railway business and new infrastructure projects from the internationalized mining division, and
(c) Allow the acquisition and/or merger of foreign mining companies through a foreign vehicle without losing the tax consolidation in Mexico.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As part of the corporate restructuring, on September 2, 1999 Nueva G. México, S.A. de C.V. was incorporated, which, after exchanging shares of identical characteristics with GMEXICO, remained as the Group's controlling company and as of December 1, 2000 changed its name from Nueva G. México, S.A. de C.V. to Grupo México, S.A. de C.V. In turn, the former Grupo México, S.A. de C.V. changed its name to Minera México, S.A. de C.V. and remained as the subcontrolling company of the mining division in Mexico after the restructuring.

Capital stock derivative transaction-

On December 15, 2000, GMEXICO entered into a transaction, whereby Dresdner Bank, AG subscribed US$65 million of shares that were held in GMEXICO's treasury, granting the Company an option to acquire its shares for the same amount. This transaction has a three-year term, and GMM is trustor B of the trust holding the underlying shares.

2 Basis of consolidation:

The consolidated financial statements include the financial statements of GMM (a 98.85%-owned subsidiary of Minera México, S.A. de C.V. ("MM"), and the following subsidiary companies:

	Domiciled in	Percentage of Ownership As of December 31, 2001
– Mexicana de Cobre, S.A. de C.V. and Subsidiaries ("Mexcobre")	Mexico	96.43%
– Industrial Minera México, S.A. de C.V. and Subsidiaries ("Immsa")	Mexico	100.00%
– Minerales Metálicos del Norte, S.A. ("Mimenosa")	Mexico	100.00%
– Servicios de Apoyo Administrativo, S.A. de C.V. ("Saasa")	Mexico	100.00%
– Mexicana de Cananea, S.A. de C.V. and Subsidiaries ("Mexcananea")	Mexico	98.49%
– México Compañía Inmobiliaria, S.A. ("Mexci")	Mexico	100.00%
– Minerales y Minas Mexicanas, S.A. de C.V. ("MMM")	Mexico	100.00%
– Western Copper Supplies, Inc. ("WCS")	EUA	100.00%
– Minera México Internacional, Inc. ("MMI")	EUA	100.00%
– Mexicana del Arco, S.A. de C.V. ("Mexarco")	Mexico	100.00%

The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of foreign subsidiaries whose operations are an integral part of the Company are translated as follows: monetary items at the exchange rate prevailing at year-end; nonmonetary items, stockholders' equity and income and expenses at the exchange rate prevailing at the date the transactions occurred. The resulting Mexican pesos are restated using factors derived from the National Consumer Price Index (NCPI).

Equity in the results and changes in the stockholders' equity of subsidiaries and the associated companies that were acquired or sold during the year were included in the financial statements from or up to the date of the transaction, and were restated in terms of the purchasing power of the Mexican peso at yearend.

3 Significant accounting policies:

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes they were adequate under the circumstances.

Change in accounting policy-

- In 2001, Bulletin C-2, "Financial Instruments", went into effect. This bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of all contracted financial instruments on the balance sheet as either assets or liabilities, affecting the results of the period for any valuation adjustments of such instruments. Financial instrument valuation adjustments amounting to $61,872 were recorded in 2001 in conformity with the guidelines established by this bulletin.

Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

To recognize the effects of inflation in terms of Mexican pesos with purchasing power as of the latest year-end, the procedures were as follows:

- *Balance sheet:*

  Primary metal inventories are stated at current international metal market quotations at year-end, less the restated cost of completing the processing cycle to obtain the finished product. Other inventory items are stated at their replacement cost through the application of production cost, without exceeding their net realizable value.

  Property and equipment are restated by applying a factor derived from the NCPI. Depreciation of restated assets is calculated, based on the estimated useful life of each asset.

  The investment in shares of subsidiary companies is restated under the equity method, based on the financial statements of the associated companies, restated using the same basis as those of the Company.

  Goodwill is restated by applying a factor derived from the NCPI from the date of the acquisition of the subsidiary that generated it.

  Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

The cost of sales of primary metals and other inventories is restated based on the replacement cost of products consumed, restated through year-end based on factors derived from the NCPI.

As indicated above, depreciation is calculated on the restated value of property and equipment. Depreciation begins when the related assets are placed in service.

The gain on monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated through year-end with the corresponding factor.

– *In the other statements:*

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior year-end, restated to Mexican pesos of the most recent year-end.

The gain or loss resulting from inflation presented in the statement of stockholders' equity is comprised mainly of the income or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on the results of operations compared to the change in the NCPI.

Investments in marketable securities-

Marketable securities are primarily short-term investment funds and bank deposits, which are valued at market.

Goodwill-

Beginning in 1998 the goodwill from the acquisition of shares of Mexcananea is being amortized using the straight-line method over a period of 10 years. The amortization period was determined based on the estimated benefit that will be generated from such investment.

Impairment of long-lived assets-

The Company periodically assesses any events or changes in circumstances that indicate that the carrying amount of its assets may not be recoverable. In the opinion of the Company's management, at December 31, 2001 all events or changes in circumstances that affected the carrying amount of the assets were assessed, and assets have been adjusted to the corresponding values.

Deferred charges-

– *Stripping costs*

As explained above, the Company capitalizes the mining process costs of extracting materials that do not contain copper ("stripping costs"), when such costs exceed the estimated stripping-copper ratio over the life of the mine. This ratio is determined annually.

Capitalized stripping costs are amortized based on the annual reduction in the established metal reserves ("depletion"). If, during a specific period, the stripping costs-copper ratio is less than the estimate originally established, the costs previously capitalized are amortized so that the expense for the period equals the amount that would have been incurred had the actual stripping-cost ratio been equal to the estimate ratio for the year.

When there is a significant change in the established mineral reserves, the estimated level of stripping costs is adjusted to reflect this change.

– *Lixiviable material*

The Company capitalizes the cost of materials with low copper content, extracted during the mining process ("lixiviable material"), which are accumulated in areas known as bings. The amortization of the capitalized cost is determined based on the individual depletion of the bings, which is approximately from 5 to 8 years.

– *Mine development costs*

Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where the presence of a mineral resource with the potential of being developed into a mine has been confirmed, in which case the expenditures are capitalized as mine development costs. Mine development costs are capitalized when proven reserves are confirmed and are amortized on a straight-line basis over estimated useful lives of the corresponding proven ore reserves.

Hedging activities-

Derivative financial instruments are used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative instruments that are designated as hedges must be deemed effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

The Company's derivative transactions during 2001 and 2000 were limited in volume and restricted to risk control. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the Director of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company may enter into swap and option transactions or a combination of both to reduce the risk of purchase or sales price fluctuations. For instance, for the purpose of protecting the metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future production. The cost of the options is amortized using the straight-line method over the period in which the options can be exercised. Gains or losses deriving from the sale or exercise of the options, after deducting the acquisition expenses not amortized, are recognized in the results of the period in which the guaranteed production or inputs are, respectively, sold or purchased. The Company also uses futures contracts for hedging the effect of changes in the prices relative to a portion of the assets that are sold or purchased.

Gains or losses that result from these transactions are recorded in the results of the period. As a result, derivative instruments held by the Company are closely related with the prices and amounts of real asset positions, etc., and the theoretical values and expiration dates of the derivative instruments cannot exceed those of the actual underlying transactions. Under these circumstances, for accounting purposes, derivatives are classified as hedging transactions.

Swap and futures agreements-

Swap and futures agreements are used to either fix the price of fuel consumption for a determined period or to limit the cost of debt contracted at floating interest rates. To cover the purchase price of fuel, only a long position may be established in the swap; to cover sales prices, only a short position may be established.

For example: Interest rate swaps are used to limit the effect of interest rate increases on any floating rate debt. The differential to be paid or received as interest rates change is recorded in interest expense in the statement of income. Fuel swaps limit the effect of the increases in fuel prices. The differential paid or received as changes in the price of fuel occur is recorded as part of cost of sales. Foreign currency swaps limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The differential to be paid or received as exchange rates change is included as part of the cost of the asset for which the swap was obtained.

Shares in trust-

GMM has a trust fund, which at December 31, 2001 and 2000 held 27,516,351 and 27,596,091 shares, respectively, representing 4.2% y 3.6% of GMEXICO's capital stock. These shares are valued at market and the price were 9 and 29 Mexican pesos per share, respectively (presented as shares trust in the accompanying consolidated balance sheets) and are intended for sale to non-unionized employees and to workers of subsidiaries and operating and affiliated companies that directly or indirectly are part of GMEXICO.

Employee benefit obligations-

In accordance with Mexican labor law and the Company's collective labor contracts, there is a liability resulting from voluntary separations of employees who have worked for the Company for a given number of years. In addition, in accordance with the Federal Labor Law, the Companies have obligations resulting from indemnities, pensions, voluntary retirement and seniority premiums payable to employees separated under certain circumstances.

The Companies records the liabilities for pensions, seniority premiums and voluntary separation as they accrue, by establishing reserves and irrevocable trust funds. Contributions to funds and increases in reserves are made in accordance with the actuarial computations based on the projected unit credit method, using real interest rates.

Further, Mexcananea provides medical and hospital services to all active and retired unionized employees and the members of their families through a subsidiary (Hospital del Ronquillo, S. de R.L. de C.V.). Consequently, Mexcananea recorded the liability for post-retirement medical benefits using actuarial calculations based on the projected unit credit method, using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Indemnity payments to involuntarily terminated employees are charged to results in the period in which they are made.

Revenue recognition-

Most of the Company's copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of the Company's copper production is sold in the form of concentrates under contracts of one to three-year duration. Silver and gold are sold under monthly contracts or in spot sales. Revenue is recorded in the month the product is shipped to customers based on prices as established in related sales contracts. When the price is not determinable at the time of shipment to customers, revenue is recognized based on prices prevailing at the time of shipment, with final pricing generally occurring within three months of shipment. Revenue from these sales is adjusted in the period of settlement to reflect final pricing and in periods prior to settlement to reflect any decline in market prices that may occur between shipment and settlement.

Income taxes and employee profit sharing-

The Company records the deferred asset or liability effect of income and asset taxes based on the cumulative effect of the temporary items at the balance sheet date as long-term assets or liabilities. No deferred effect of employee profit sharing has been recorded because there are no items that are likely to generate a future liability or benefit.

Integral cost of financing-

The integral cost of financing includes all financial revenues and expenses, such as interest, exchange gains or losses and gains or losses on monetary position as earned or incurred.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and the assets and liabilities in foreign currency are adjusted to the exchange rate as of the most recent year-end, affecting income as part of the integral cost of financing.

Earnings (loss) per share-

Earnings (loss) per share have been computed for each period by dividing the consolidated net income (loss) by the weighted average number of shares outstanding during the period.

Comprehensive income-

Comprehensive income is comprised of the consolidated net income (loss) for the period plus any gains of losses that according to specific regulations are recorded directly in stockholders' equity, such as the gain or loss from holding non-monetary assets and the additional liability for employee benefit obligations.

4 Cash and marketable securities:

Cash and marketable securities are comprised as follows:

	2001	2000
Cash and due from banks	$ 39,400	$ 75,065
Marketable securities	46,945	169,055
Retained cash in collateral accounts (see Note 11)	344,231	-
	$ 430,576	$ 244,120

5 Foreign currency position and transactions:

The consolidated foreign currency position, excluding inventories of primary metals, as of December 31, 2001 and 2000, expressed in thousands of U.S. dollars, were as follows:

	2001	2000
Assets-		
Current	353,700	217,780
Long-term	873,730	820,586
	1,227,430	1,038,366
Liabilities-		
Current	312,463	267,880
Long-term	1,209,263	1,129,694
	1,521,726	1,397,574
Net foreign currency liability position	(294,296)	(359,208)
Equivalent in Mexican pesos	$ (2,698,459)	$ (3,600,014)

The main transactions during 2001 and 2000 in foreign currency, not including transactions among the Group companies, since they were eliminated in consolidation, expressed in thousands of US dollars, are as follows:

	2001	2000
Sales	898,030	768,197
Interest income	1,533	20,444
Inventory purchases	147,003	259,281

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Machinery acquisitions	16,688	-
Interest expense	109,059	116,953
Technical assistance paid	7,281	2,224
Insurance coverage	8,061	-

Sales prices of almost all of the Company's products are determined by international market quotations in U.S. dollars.

At December 31, 2001 and 2000, the Mexican peso/U.S. dollar exchange rates were $9.1692 and $9.5997, respectively.

As of April 5, 2002, the date on which these financial statements were issued, the unaudited foreign exchange position was similar to that at year-end, and the exchange rate was $9.0468 Mexican pesos per U.S. dollar.

6 Inventories:

Inventories are as follows:

	2001	2000
Copper	$ 622,116	$ 1,170,260
Silver	335,544	448,154
Lead	60,843	109,277
Zinc	129,476	223,668
Gold	31,994	53,353
Copper concentrates	174,420	46,348
Zinc concentrates	11,522	27,276
Lead Concentrates	4,525	10,999
Molybdenum concentrates	307	444
Molybdenum trioxide	644	237
Quick lime	6,970	7,322
Coal and coke	10,298	7,767
Sulfuric acid	11,563	9,488
Byproducts	12,330	6,298
Materials and supplies	1,167,893	1,222,815
Merchandise in transit	16,104	57,126
Advances to suppliers	9,169	7,851
	2,605,718	3,408,683

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Less-		
Restated cost of treatment pending refining or production	(314,718)	(527,665)
Allowance for obsolescence	(52,727)	(52,318)
	$ 2,238,273	$ 2,828,700

7 Property and equipment:

Property and equipment are as follows:

	2001	2000	Average Annual Depreciation Rates 2001	Average Annual Depreciation Rates 2000
Mining concessions and land	$ 2,118,314	$ 2,122,335	5.8%	4.0%
Buildings and improvements	12,380,795	12,186,389	2.8%	2.5%
Automobiles and trucks	520,954	539,110	6.0%	6.1%
Mobile equipment	8,577,987	8,730,962	4.1%	4.1%
Processing equipment	25,911,354	25,986,620	3.7%	4.1%
	49,509,404	49,565,416		
Less- Accumulated depreciation	(22,026,462)	(20,842,441)		
	27,482,942	28,722,975		
Construction-in-progress	1,247,799	1,246,136		
	$ 28,730,741	$ 29,969,111		

8 Deferred charges:

Deferred charges are as follows:

	2001	2000
Stripping costs	$ 747,198	$ 577,260
Lixiviable material	503,330	-
Preoperating expenses	155,669	66,195
Mining development cost	605,546	793,844
Debt issuance costs	130,376	81,347
Intangible asset arising from employee benefits	45,977	49,220
Other	19,389	43,298
	2,207,485	1,611,164
Less- Accumulated amortization	(295,074)	(119,408)
	$ 1,912,411	$ 1,491,756

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

9 Related-party balances and transactions:

The balances with related parties are as follows:

	2001	2000
Accounts receivable-		
Minera México, S.A. de C.V.	$ 2,339,504	$ 1,934,420
Asarco, Inc.	14,163	109,298
GFM Servicios Administrativos, S.A. de C.V.	1,498	-
Other	2,065	-
	$ 2,357,230	$ 2,043,718
Accounts payable-		
Southern Peru Copper Corporation	$ 4,728	$ -
Ferrocarril Mexicano, S.A. de C.V.	73,026	111,422
Grupo Ferroviario México, S.A. de C.V.	18,547	-
Grupo México, S.A. de C.V.	-	154,971
Other	20,176	-
	$ 116,477	$ 266,393

As of December 31, 2001, the Company had granted loans to Minera México, S.A. de C.V. ("MM") for $9,646,362, at an annual rate of 9.25%. The proceeds of these loans were used mainly to acquire the shares of Asarco, Inc.

MM has no productive operations, and its cash flows depend on dividends received from GMM or from new capital contributions from its shareholders.

The long-term balances are shown in the consolidated balance sheet.

10 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss on monetary position. Until 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

As of 2002, the option on defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

The Company is subject to asset taxes at an annual rate on 1.8% of the average on the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the year. Any required pay-

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

ment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

Taxable income-

The principal items which affect the determination of taxable income are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

Income and asset taxes are computed on the individual taxable income of each of the subsidiary companies, not on a consolidated basis.

MM (holding company of GMM) and its subsidiaries obtained authorization to file a consolidated income and asset tax return. The resulting benefit is recognized in MM. Employee profit sharing is computed based on the individual income of each subsidiary, rather than on a consolidated basis.

The income for purposes of employee profit sharing does not consider the inflationary component or the unrealized exchange gains or losses. Depreciation is based on historical rather than restated values. The statutory employee profit sharing rate is 10%.

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year in which they are applied or recovered, of the following restated amounts:

Expiration Date	Tax Loss Carryforwards	Recoverable Asset Taxes
2002	$ 1,300	$ 1,882
2003	7,544	13,943
2004	331,087	1,612
2005	18,072	797
2006	201,196	575
2007	834,356	942
2008	1,216,645	935
2009	1,551,793	102,890
2010	181,044	252,426
2011	224,044	353,927
	$ 4,567,081	$ 729,929

Deferred taxes-

The tax effect of the temporary differences that generated the deferred tax liability is as follows:

	2001			2000		
	GMM	Subsidiaries	Total	GMM	Subsidiaries	Total
Cash and marketable securities	$ (32,414)	$ -	$ (32,414)	$ (18,522)	$ -	$ (18,522)
Trade	-	(15,576)	(15,576)	-	(2,528)	(2,528)
Inventories	512	710,888	711,400	535	966,955	967,490
Prepaid expenses	-	2,580	2,580	-	(220)	(220)
Property and equipment	489	4,986,610	4,987,099	1,762	5,048,497	5,050,259
Deferred charges	22,842	635,446	658,288	28,472	502,820	531,292
Shares in trust	(146,652)	-	(146,652)	71,718	-	71,718
Goodwill	3,046,852	-	3,046,852	3,109,209	-	3,109,209
Accounts payable and accrued liabilities	-	(140,404)	(140,404)	-	23,836	23,836
Affiliated companies	-	-	-	-	(1,463)	(1,463)
Voluntary retirement, pensions, seniority premium and medical services liabilities	-	(48,833)	(48,833)	-	(46,357)	(46,357)
Tax loss carryforwards	(269,625)	(1,299,072)	(1,568,697)	(316,999)	(1,262,136)	(1,579,135)
Recoverable asset taxes	(203,348)	(130,662)	(334,010)	(126,661)	(95,670)	(222,331)
Total	$ 2,418,656	$ 4,700,977	$ 7,119,633	$ 2,749,514	$ 5,133,734	$ 7,883,248

At December 31, 2001, Mexcananea recorded a valuation allowance for tax loss carryforwards pending amortization and recoverable asset taxes by $1,141,859 and $303,326, respectively, that increased deferred taxes by $702,997, since Company's management believes they will not be amortized or recovered.

The Company adopted Circular No. 56, "Accounting for the Effect of Changes in Income Tax Rates", and other provisions that affect the determination of deferred taxes in conformity with Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". Therefore, it used the 35% rate to calculate deferred taxes as of December 31, 2001. Had it applied the rate that will be in effect at the time it estimates that the deferred tax assets and liabilities will be recovered or settled, the net deferred tax liability recorded in the statement of income would have decreased by $670,730.

11 Notes and interest payable:

Long-term debt, in thousands of US dollars, is comprised as follows:

	2001	2000
Secured notes series "A and B", at 8.25% and 9.25%, maturing in 2008 and 2028	441,245	441,245
Secured export notes series B-1, C, D and E, at 9.80%, 10.26%, 11.18% and Libor plus 2.39%, maturing from 1998 to 2011	522,917	547,917
Loan with Bank of America, at Libor plus 0.90%, maturing from 2001 to 2003	104,000	130,000
Loans granted by Bank of America and Export-Import Bank, at Libor plus 0.1%, maturing between 2001 and 2007	43,710	-

	2001	2000
Equipment loan granted by Bank of America, at Libor plus 1.86%, maturing between 2003 and 2006	7,694	-
Loan granted by The Bank of Nova Scotia, at Libor plus 2.25%, maturing in 2004.	100,000	-
Current account loan granted by Banco Nacional de Comercio Exterior, at Libor plus 1.59%, maturing in 2007	50,000	-
Loan with Export Development Corporation, at Libor plus 0.625% and Libor plus 0.75%, maturing from 1997 to 2005	39,580	58,856
Export loan with Société Générale, at Libor plus 0.25%, maturing from 1998 to 2004	9,153	12,204
Syndicated loan with Bank of America, at Libor plus 1.375%, maturing in 2001	-	58,000
Bridge loan with Bank of América, at 7.71%, maturing in 2001	-	30,000
Interest payable and other minor loans	17,625	18,411
Total debt	1,335,924	1,296,633
Less- Current portion of long-term debt	167,417	179,739
Long-term debt	1,168,507	1,116,894

Interest paid by the Company during 2001 and 2000 in thousands of us dollars were US$104,914 and US$111,155, respectively.

The maturities of notes and interest payable are as follows:

	2001		2000	
Maturity	Thousands of U.S. Dollars	Thousands of Mexican Pesos	Thousands of US Dollars	Thousands of Mexican Pesos
2001			179,739	$ 1,801,355
2002	167,417	$ 1,535,082	140,834	1,411,450
2003	271,083	2,485,615	260,474	2,610,493
2004	247,626	2,270,529	135,734	1,360,340
2005	46,188	423,509	35,018	350,949
2006	22,927	210,224	16,308	163,437
2007 and thereafter	580,683	5,324,399	528,526	5,296,946
	1,168,507	10,714,276	1,116,894	11,193,615
	1,335,924	$ 12,249,358	1,296,633	$ 12,994,970

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Notes and interest payable consist mainly of the following:

On March 31, 1998, GMM sold Guaranteed Senior Notes in the international market in the amount of US$500 million, with interest payable semiannually. The proceeds from the notes were used to repay approximately US$139 million in principal and interest relative to a loan granted to GMM by GMEXICO. In addition, GMM granted a short-term loan for US$281 million to GMEXICO.

The notes are divided into two series as follows:

Series	Thousands of US Dollars	Interest Rate	Payment Due
A	375,000	8.25%	April 1, 2008
B	125,000	9.25%	April 1, 2028
	500,000		

The senior notes are guaranteed by Mexcobre, Mexcananea, Immsa, Mimenosa and MMI.

In September 1998 and February 2000, GMM repurchased a portion of its guaranteed senior notes as an investment, in the amounts of US$39,999 thousand and US$5,000 thousand, respectively, which represent the fair value at the date of purchase. The Company prepaid these promissory notes in June 2000 and recorded a financial income of US$13,756 thousand.

On November 20, 1995, GMM made a private offering to place Secured Export Notes in the amount of US$600 million, of which US$525 million was placed on November 28, 1995 and US$80 million placed on October 28, 1996, prepaying US$5 million of Series "A" notes. In August 1997, the Company issued new Series "E" notes, the proceeds of which were used to prepay both Series "A" and Series "B-2" notes, whereupon the notes were divided into four series, as follows:

Series	Thousands of US Dollars	Interest Rate	Number of Monthly Payments	Payment Period From	Payment Period To
B-1	100,000	9.80%	48 equal	December 28, 1998	November 28, 2002
C	200,000	10.26%	60 variable	December 28, 2002	November 28, 2007
D	80,000	11.18%	60 variable	November 28, 2006	October 28, 2011
E	220,000	One month Libor + 2.39%	24 equal	September 28, 2002	August 28, 2004
	600,000				

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The notes are guaranteed by Immsa, Mexcobre, Mexcananea, Mimenosa and MMI, referred to as the "Principal Subsidiaries".

The Secured Export Notes are managed through a trust agreement with the Bank of New York as trustee and note issuer, GMM as trustor, the noteholders as trust beneficiaries, and the Chase Manhattan Bank as collateral agent. An additional guarantee was established consisting of the collection of export sales of the Company's principal subsidiaries, which must be deposited in collateral accounts with the collateral agent. The subsidiaries may make use of the collected amounts immediately provided there is no event of default. Additionally, in the event of noncompliance the Company keeps a bank account guaranteeing payment of principal and interest of the following three months after the collateral collection accounts are used to service debt.

On October 6, 1998, GMM obtained a long-term syndicated loan from Bank of America for US$130 million, payable in five semiannual installments beginning on September 28, 2001, bearing quarterly interest at Libor plus 0.90%. The guarantors of this loan are Mexcobre, Immsa, Mexcananea, Mimenosa and MMI.

On February 6, 2001, GMM entered into two export-related loan agreements with Bank of America and Export-Import Bank of the United States, amounting to US$49.9 and US$21.4 million, respectively, to finance the acquisition of foreign capital goods, equipment and spare parts. These loans will be paid in semiannual installments through 2007 and bear annual interest at Libor plus 0.1%, payable semiannually. As of December 31, 2001, the Company had drawn US$26 million from the first loan and the full amount of the second loan. These loans are guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and MMI.

On the same date, in order to finance the portion not covered by the loans mentioned in the preceding paragraph, for the acquisition of foreign goods GMM entered into an unsecured loan agreement with Bank of America amounting to US$11 million. This loan will be repaid in six equal semiannual installments beginning on June 23, 2003 and bears annual interest at Libor plus 1.86%, payable semiannually. As of December 31, 2001, the Company had drawn US$7.7 million on this credit facility. The guarantors of this loan are Mexcobre, Immsa, Mexcananea, Mimenosa and MMI.

On August 30, 2001, GMM entered into a long-term loan agreement with The Bank of Nova Scotia amounting to US$100 million. This loan, which will be refunded in a single payment in August 2004, payable semiannually. The guarantors of this loan are Mexcobre, Immsa, Mexcananea, Mimenosa and MMI.

On August 10, 2001, GMM entered into a revolving credit agreement with Banco Nacional de Comercio Exterior, S.N.C. amounting to US$50 million. This loan will be paid on February 20, 2007 at the maturity date. The guarantors of this loan are Mexcobre, Immsa, Mexcananea and Mimenosa.

On November 18, 1996, GMM entered into a long-term loan agreement with Export Development Corporation for US$49.9 million loan to finance the expansion of the copper smelter owned by Mexcobre. Principal is payable in 14 equal semiannual installments beginning on July 17, 1997, with semiannual interest at Libor plus 0.625%., Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guarantee this loan.

On June 15, 1998, GMM entered into a long-term credit agreement with Export Development Corporation for up to US$75 million to finance the purchase of Canadian-made assets for the construction of a copper and precious metals refining plant owned by Mexcobre and other assets for the subsidiaries. As of December 31, 2001, US$60.7 million had been drawn, payable in 10 equal semiannual installments beginning on December 15, 1998, with semiannual interest at Libor plus 0.75%. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guarantee this loan

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

On August 21, 1996, GMM entered into a long-term export finance credit agreement with Société Générale and the Export-Import Bank of the United States, for US$21.3 million, which is payable in 14 semiannual installments beginning June 15, 1998, and bears interest at Libor plus 0.25%. Mexcobre and Immsa are guarantors of this loan.

On June 9, 2000, GMM signed an additional syndicated loan with Bank of America, of US$100 million, consisting of a US$58 million revolving loan and letters of credit totaling US$42 million. The loan is guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and MMI. On September 10, 2001, the revolving credit balance was prepaid, and only the letters of credit remained outstanding.

In addition, at December 31, 2000 GMM has a bridge loan from Bank of America in the amount of US$30 million, which is being continually rolled over, bearing interest at a variable rate. This loan was paid during 2001.

During the terms of the agreements and loans the Company must comply with certain requirements, the most significant of which are:

- The Company and its subsidiaries may not assume any debt if thereafter the consolidated debt-to-equity ratio exceeds 45%.

- The Company and its subsidiaries quarterly stockholders' equity may not be less than $6,700 million restated from June 1995 through the date of calculation, or less than $12,000 million restated from December 1997 through the date of calculation, or less than $15,986 million restated from December 1999 through the date of calculation.

- The Company and its subsidiaries may not assume any debt if thereafter the interest coverage ratio (operating income plus charges to results that did not require the outlay of cash against interest paid during the period subject to calculation) would be lower than 2.5 to 1.0.

- The export collections of the latest month may not be less than 1.5 to 1.0 times the principal and interest payments on notes during the prior month, and at no time may the average of the monthly export collections of the prior three months be less than 2.0 to 1.0 times the principal and interest payments on notes of the prior month.

- Annually and commencing the first year of the original note issuance, GMM and its subsidiaries may not permit the export collections of the last 12 months to be lower than lesser of (1) US$150 million plus 25% of the principal of any additional notes issued or (2) 30% of all unpaid note principal, including any additional notes issued.

During 2001, the Company incurred certain events of default, mainly because the Secured Export Notes did not meet Moody's and Standard & Poors' minimum rating requirements, and it did not meet the minimum interest coverage ratio (operating income plus charges to results that did not use cash to interest expense for the period being calculated)s.

As of the date of the financial statements, the Company had not obtained the corresponding waivers from the financial institutions, and the collection related to export sales deposited in the collateral account has been withheld by the Agent bank. Therefore, the risk exists that the financial institutions may require the early repayment of these loans. The amount of collections withheld as of December 31, 2001 is indicated in Note 4. Also, as explained in Note 1, the Company is currently negotiating with its creditors, in order to align debt terms, amortization, interest rates and conditions, among others, in this respect and management expects to reach a solution satisfactory for both parties throughout of 2002.

The maturity of the notes and interest payable, should creditors require their early repayment, is as follows:

	2001	
Expiration date	Amount in Thousands of US dollars	Amount in Thousands of Mexican pesos
2002	1,335,924	$ 12,249,358

12 Employee benefits:

The employee benefit obligation relates to pensions, voluntary retirement, seniority premiums and postretirement medical benefits. The amount resulting from independent actuarial calculations is being funded using the projected united credit method. Below is a breakdown of this obligation as of December 31, 2001 and 2000:

	2001			2000		
	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Total	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Total
Projected benefit obligation (PBO)	$ 335,699	$ 464,648	$ 800,347	$ 369,190	$ 390,057	$ 759,247
Trust funds	(96,067)	-	(96,067)	(290,491)	-	(290,491)
Unamortized transition asset (liability)	32,014	(292,767)	(260,753)	34,372	(306,708)	(272,337)
Past service costs to be amortized	(37,222)	-	(37,222)	(41,702)	-	(41,702)
Variances in assumptions	(185,887)	(109,767)	(295,654)	(33,622)	(26,922)	(60,544)
Additional liability	141,896	-	141,896	66,843	-	66,844
Net projected liability	$ 190,433	$ 62,114	$ 252,547	$ 104,590	$ 56,427	$ 161,017

As of December 31, 2001 and 2000, the amounts deposited in the trust funds and the reserves created for pension, voluntary retirement and seniority premium payments were equal to the accumulated benefit obligation (equivalent to PBO, but without projecting wages and salaries through retirement date), except for some subsidiaries where these funds and reserves exceeded the accumulated benefit obligation by $3,450 and $93,317, respectively.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The cost of employee benefits for each year is as follows:

	2001			2000		
	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Total	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Total
Service cost for the year	$ 24,233	$ 3,678	$ 27,911	$ 21,449	$ 3,831	$ 25,280
Amortization of past service cost	3,805	-	3,805	4,480	-	4,480
Amortization of transition (asset) liability	(868)	13,941	13,073	(2,346)	13,942	11,596
Amortization of variances in assumptions	1,182	-	1,182	(854)	-	(854)
Financial cost for the year	16,244	18,737	34,981	14,199	18,241	32,440
Actual return on plan assets	(20,469)	-	(20,469)	(21,776)	-	(21,776)
Net cost for the year	$ 24,127	$ 36,356	$ 60,483	$ 15,152	$ 36,014	$ 51,166

The interest rates used in the actuarial projections are:

	2001		2000	
	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits
Interest rate	5.0%	5.0%	5.0%	5.0%
Salary increase rate	1.5%	-	1.5%	-
Investment return rate	7.0%	-	7.0%	-
Medical expense increase rate	-	1.3%	-	1.3%

The changes in projected benefit obligations were as follows:

	2001			2000		
	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Total	Pensions and Seniority Premiums Reserve	Postretirement Medical Benefits	Total
Beginning balance	$ 104,590	$ 56,427	$ 161,017	$ 92,868	$ 46,140	$ 139,008
Provision of the year	24,127	36,356	60,483	15,152	36,014	51,166
Payments	(13,380)	(30,669)	(44,049)	(21,589)	(25,727)	(47,316)
Additional liability-						
Charge to capital	80,082	-	80,082	17,623	-	17,623
Intangible	(4,986)	-	(4,986)	536	-	536
Ending balance	$ 190,433	$ 62,114	$ 252,547	$ 104,590	$ 56,427	$ 161,017

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The changes in trust funds were as follows:

	2001	2000
Beginning balance	$ 290,491	$ 308,700
Restatement	(12,243)	(25,384)
Payments	(3,987)	(14,601)
Returns	20,469	21,776
Variances in assumptions	(198,663)	-
	$ 96,067	$ 290,491

The funds established are comprised of investments in Federal Government treasury certificates (40%) and investments in shares of major Mexican companies (60%). Since the fair value of investments in shares is volatile at different levels, it may be affected by the economic and market conditions prevailing both in Mexico and in other emerging economies. During 2001, the average decrease in the value of investments in shares was 69%, which originated a significant reduction of the funds created.

The amortization period for unamortized items is as follows:

	Remaining Years -		
	Non-Unionized Personnel	Unionized Personnel	Post-retirement Medical Benefits
Transition asset	10.9	10.1	-
Transition liability	-	-	21.00
Variances in assumptions	11.2	8.9	20.00

13 Stockholders' equity:

Capital stock-

At December 31, 2001 and 2000, the Company has 650,161,917 common Class I Series "A" shares, representing the fixed capital, with no par value, fully paid and subscribed. Variable stock is composed of Class II shares with no par value. As of December 31, 2001 the Company has not issued Class II stock.

The Series "A", or Mexican shares, must represent at least 66% of total capital stock.

Retained earnings-

As of 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. As of December 31, 2001, earnings for which corporate taxes have been paid amounted to approximately $9,501,453.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Capital reductions will be subject to tax on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

As of December 31, 2001, the nominal amount of the legal reserve was $103,864 and is reflected in retained earnings. This reserve may not be distributed to shareholders during the existence of the Company, except in the form of a stock dividend, and 5% of the annual net income of the Company must be transferred to the legal reserve each year until the reserve equals 20% of outstanding capital stock.

14 Financial instruments:

As of December 31, 2001, the book value of guaranteed debt represented by the guaranteed Senior Notes issued by GMM as explained in Note 11 amounts to US$441.2 million, and the market value of this debt is US$282.5 million. The Company does not anticipate any significant refinancing activity that could result in the settlement of any long-term debt at fair value.

15 Contingencies:

The Company is involved in various legal proceedings incidental to its operations, but management does not believe that the final outcome in any such proceedings will, individually or in the aggregate, have a significant adverse effect on the Company's financial position or results of operations

ANDERSEN

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated financial statements as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001

Together with auditors' report

ANDERSEN

Ruiz, Urquiza y Cía., S.C.

Bosque de Duraznos 127
Bosques de las Lomas
11700 México, DF
México

Tel 55 5246 6000
Fax 55 5246 6001

www.andersen.com.mx

Translation of a report originally issued in Spanish
(See explanation added to the notes to financial statements)

To the Stockholders of
Grupo Minero México, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES (collectively referred to as the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 3, Bulletin C-2, "Financial Instruments", went into effect in 2001. This bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of all contracted financial instruments on the balance sheet as either assets or liabilities, affecting the results of the period for any valuation adjustments of such instruments.

As explained in Note 1, the downward trend of the prices of the metals that are produced and sold by the Company continued during the year ended December 31, 2001,with the prices of copper, zinc and silver falling by approximately 13%, 22% and 12%, respectively, as compared with those of the previous year. Notwithstanding management's considerable efforts to increase efficiency and reduce operating costs through the assessment and closing of some productive units that did not generate income at those price levels, the downward price trend originated a consolidated net loss for the year of $826,933 thousand Mexican pesos. Consequently, the Company failed to comply with certain restrictions established in its loan agreements, giving creditors the right to accelerate the maturity of those agreements. As of the date of the financial statements, negotiations are underway with the creditor banks with the purpose of obtaining conditions in line with the Company's current needs, and the debt is classified in the accompanying financial statements based on the original maturity dates. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary if the Company were unable to continue as a going concern.

In our opinion, except for the classification of the Financial debt as explained in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Minero México, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

April 5, 2002

Arthur Andersen

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	2001	2000
Current:		
Cash and marketable securities	$ 430,576	$ 244,120
Notes and accounts receivable-		
Trade	853,850	924,582
Affiliated companies	2,357,230	2,043,718
Recoverable taxes	239,610	362,328
Other	62,972	21,470
	3,513,662	3,352,098
Inventories	2,238,273	2,828,700
Prepaid expenses and other	34,258	24,018
Total current assets	6,216,769	6,448,936
Minera México, S.A. de C.V. (holding company)	7,306,858	7,434,266
Property and equipment	28,730,741	29,969,111
Investments in shares of associated and other unconsolidated companies	5,807	5,999
Other assets:		
Deferred charges	1,912,411	1,491,756
Shares in trust	337,726	955,262
	2,250,137	2,447,018
Goodwill	124,329	145,122
	$ 44,634,641	$ 46,450,452

Liabilities and stockholders' equity	2001	2000
Current:		
Notes and interest payable	$ 1,535,082	$ 1,801,355
Accounts payable and accrued liabilities	2,046,864	1,453,201
Affiliated companies	116,477	266,393
Income taxes, asset taxes and employee profit sharing	49,690	97,125
Total current liabilities	3,748,113	3,618,074
Grupo México, S.A. de C.V.	525,488	-
Long-term debt	10,714,276	11,193,615
Liability for voluntary retirement, pensions, seniority premiums and medical services	252,547	161,017
Deferred income taxes	7,119,633	7,883,248
Total liabilities	22,360,057	22,855,954
Stockholders' equity:		
Capital stock	11,107,464	11,107,464
Additional paid-in capital	21,207	21,207
Retained earnings	37,029,953	37,847,258
Cumulative effect of restatement	(18,555,610)	(18,061,960)
Initial effect of deferred income taxes	(8,141,665)	(8,141,665)
	21,461,349	22,772,304
Minority interest	813,235	822,194
Total stockholders' equity	22,274,584	23,594,498
	$ 44,634,641	$ 46,450,452

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated statements of income (loss)
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001
(Except per share data)

	2001	2000
Net sales	$ 8,945,234	$ 12,221,480
Cost of sales	7,986,798	9,465,457
Gross profit	958,436	2,756,023
Expenses:		
Administrative	367,153	414,591
Depreciation	1,627,605	1,582,952
	1,994,758	1,997,543
Operating income (loss)	(1,036,322)	758,480
Integral cost of financing:		
Interest expense	1,212,952	1,276,221
Interest income	(776,144)	(967,686)
Foreign exchange loss (gain), net	(160,737)	84,960
Gain on monetary position	(105,595)	(302,283)
	170,476	91,212
Other income (expenses), net	68,829	(24,460)
Income (loss) before and provisions	(1,137,969)	642,808
Provisions for:		
Income taxes	16,560	129,502
Deferred income taxes	(486,801)	51,113
Asset taxes	109,236	109,485
Employee profit sharing	49,969	100,825
	(311,036)	390,925
Consolidated net income (loss) for the year	$ (826,933)	$ 251,883

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated statements of income (loss)
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001
(Except per share data)

	2001	2000
Allocation of consolidated net income (loss):		
Majority interest	$ (817,305)	$ 244,540
Minority interest	(9,628)	7,343
	$ (826,933)	$ 251,883
Net earnings (loss) per share	$ (1.26)	$ 0.38
Weighted average number of shares outstanding (in thousands)	650,162	650,162

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated statements of stockholders' equity
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Capital Stock		Additional Paid-in	Retained	Cumulative Effect of	Initial Effect of Deferred Income	Minority	Total Stockholders'
	Nominal	Restatement	Capital	Earnings	Restatement	Taxes	Interest	Equity
Balances at December 31, 1999	$ 1,305,490	$ 9,801,974	$ 21,207	$ 37,602,718	$ (17,478,645)	$ -	$ 916,400	$ 32,169,144
Initial effect of deferred income taxes	-	-	-	-	-	(8,141,665)	-	(8,141,665)
Comprehensive income:								
Consolidated net income for the year	-	-	-	244,540	-	-	7,343	251,883
Cumulative effect of restatement	-	-	-	-	(565,692)	-	(101,549)	(667,241)
Additional liability for employee benefit obligations	-	-	-	-	(17,623)	-	-	(17,623)
Balances at December 31, 2000	1,305,490	9,801,974	21,207	37,847,258	(18,061,960)	(8,141,665)	822,194	23,594,498
Comprehensive income:								
Consolidated net loss for the year	-	-	-	(817,305)	-	-	(9,628)	(826,933)
Cumulative effect of restatement	-	-	-	-	(413,568)	-	669	(412,899)
Additional liability for employee benefit obligations	-	-	-	-	(80,082)	-	-	(80,082)
Balances at December 31, 2001	$ 1,305,490	$ 9,801,974	$ 21,207	$ 37,029,953	$ (18,555,610)	$ (8,141,665)	$ 813,235	$ 22,274,584

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Results-		
Consolidated net income (loss) for the year	$ (826,933)	$ 251,883
Items applied to results that did not require resources-		
Provisions for voluntary retirement, pensions, seniority premium and medical services	60,483	51,166
Depreciation	1,627,605	1,582,952
Amortization of deferred charges	168,467	60,435
Amortization of goodwill	20,793	15,059
Deferred income taxes	(486,801)	51,113
Net resources obtained from results	563,614	2,012,608
(Increase) decrease in assets-		
Notes and accounts receivable	(161,564)	440,480
Inventories	561,623	(203,112)
Prepaid expenses	(10,240)	(20,899)
Increase (decrease) in liabilities-		
Accounts payable and accrued liabilities	593,663	366,692
Affiliated companies	(149,916)	(1,465,949)
Income taxes, asset taxes and employee profit sharing	(47,435)	(250,055)
Voluntary retirement, pensions, seniority premium and medical services liabilities	49,035	(29,980)
Net resources obtained by operating activities	1,398,780	849,785
Financing activities:		
(Decrease) increase in debt in real terms	(197,930)	431,139
Effect of variation of debt in constant pesos	(547,682)	(1,125,718)
Grupo México, S.A. de C.V.	525,488	-
Additional liability for employee benefit obligations	(80,082)	(17,623)
Net resources used in financing activities	(300,206)	(712,202)

Translation of financial statements originally issued in Spanish

Grupo Minero México, S. A. de C. V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Investing activities:		
Additions to property and equipment, less net book value of retirements	(367,198)	(952,085)
Decrease in investments in shares of associated companies	192	-
Net increase in deferred charges	(589,122)	(714,120)
Shares in trust	(83,398)	138,351
Minera México, S.A. de C.V.	127,408	845,843
Net resources used in investing activities	(912,118)	(682,011)
Net increase (decrease) in cash and marketable securities	186,456	(544,428)
Cash and marketable securities at beginning of year	244,120	788,548
Cash and marketable securities at end of year	$ 430,576	$ 244,120

The accompanying notes are an integral part of these consolidated statements.